May 28, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer Monick, Senior Staff Accountant

Re:	First Real Estate Investment Trust of New Jersey Form 10-K for the Fiscal Year Ended October 31, 2012 Filed January 14, 2013 File No. 000-25043

Dear Ms. Monick:

This letter sets forth the responses of First Real Estate Investment Trust of New Jersey (the “Trust”) to the additional comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in the Staff’s comment letter dated May 13, 2013, with respect to the Trust’s Form 10-K for the Fiscal Year Ended October 31, 2012 (the “Form 10-K”). Disclosures containing information similar to the information set forth in the sample disclosures presented below will be included in future filings by the Trust.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 33

Contractual Obligations, page 34

1.	We note your response to prior comment 5 and are unable to locate your disclosure estimating the annual estimated cash requirements related to interest on outstanding long-term debt. In future filings please provide an estimate of such amounts and provide us with your proposed disclosure.

Response – The Trust will include in future Form 10-K filings our annual estimated cash requirements related to interest on our long-term debt. Attached is an example of our proposed future disclosure relating to this item.

Funds from Operations, page 35

2.        We note that your response to prior comment 6 and reissue the comment in part. It appears that your proposed disclosure continues to include adjustments to FFO that would appear to differ from FFO as defined by NAREIT. For instance, your FFO calculation contains adjustments for Project abandonment costs and Under market lease amortization, among other adjustments not included in the NAREIT FFO definition. Please advise or revise to provide such amounts within Adjusted FFO.

Response –After reviewing the components of our proposed FFO calculation in comparison to the NAREIT definition, the Trust agrees that the adjustments for Under market lease amortization and the Amortization of acquired leases are not in compliance with the NAREIT definition. As such, we agree to revise future filings to present these adjustments within Adjusted FFO and not FFO. (See attached example) With regard to the SEC’s comment relative to the Project abandonment costs included within the FFO calculation, the Trust believes that this adjustment belongs within FFO, since it represents an asset impairment charge. The Trust has plans for a major redevelopment project at one of its commercial properties. As a result, planning and feasibility costs were incurred and capitalized with regard to this project. Subsequent to these costs being incurred, the scope of the redevelopment project was revised and as a result a portion of the planning and feasibility costs was deemed to be out of scope of the revised redevelopment plan. As such, the Trust determined that these costs had no future value and were deemed to be impaired. They were written-off in Fiscal 2012. Since asset impairment charges are included within NAREIT’s definition of FFO, the Trust believes that this adjustment is correctly presented within FFO.

In connection with the responses provided above, the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,
/s/ Donald W. Barney
Donald W. Barney
President, Treasurer and Chief Financial Officer

PROPOSED PRESENTATION OF CASH REQUIREMENTS ON LONG-TERM DEBT INTEREST (To be presented within the MD&A section below the “Contractual Obligations” table.)

FREIT's annual estimated cash requirements related to interest on its mortgage loans and construction loans are as follows:

	Within	2 - 3	4 - 5	After 5
	One Year	Years	Years	Years
	(in thousands of dollars)
Interest on Fixed Rate Debt	9,006	16,040	12,866	11,047
Interest on Variable Rate Debt (a)	1,220	—	—	—
Total Interest Obligations	10,226	16,040	12,866	11,047
(a) Based on rate in effect at balance sheet date.

PROPOSED FFO & AFFO PRESENTATION

Funds From Operations ("FFO")

	Year Ended October 31,
	2012	2011	2010
	($ in thousands, except per share amounts)
Net income	$11,996	$6,713	$4,131
Depreciation	6,186	6,070	5,996
Amortization of deferred leasing costs	291	282	284
Discontinued operations	(253)	(283)	(223)
Gain on sale of discontinued operations (net of tax)	(7,528)	—	—
Project abandonment costs related to asset impairment	3,726	—	—
Distributions to minority interests	(834)	(1,267)	(1,022)
FFO	$13,584	$11,515	$9,166
Per Share - Basic	$1.96	$1.66	$1.32

Adjusted Funds From Operations ("AFFO")
FFO	13,584	11,515	9,166
Deferred rents (Straight lining)	(17)	(242)	(240)
Amortization of acquired leases	2	25	30
Under market lease amort re: Giant lease termination	(1,344)	—	—
Capital Improvements - Apartments	(723)	(433)	(334)
AFFO	11,502	10,865	8,622
Per Share - Basic	$1.66	$1.57	$1.24
Weighted Average Shares Outstanding:
Basic	6,942	6,942	6,942